Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Nine months ended,
	Sep 29,	Sep 27,	Sep 29,	Sep 27,
	2019	2020	2019	2020
(unaudited, in millions EUR, except per share data)

Net system sales	2,325.6	3,095.6	5,865.5	7,118.2
Net service and field option sales	660.9	862.4	1,918.1	2,606.1
Total net sales	2,986.5	3,958.0	7,783.6	9,724.3

Total cost of sales	(1,680.1)	(2,076.6)	(4,443.9)	(5,138.3)
Gross profit	1,306.4	1,881.4	3,339.7	4,586.0

Research and development costs	(492.3)	(534.0)	(1,452.6)	(1,644.9)
Selling, general and administrative costs	(128.5)	(131.5)	(372.9)	(393.4)
Income from operations	685.6	1,215.9	1,514.2	2,547.7

Interest and other, net	(5.4)	(8.4)	(20.1)	(26.9)
Income before income taxes	680.2	1,207.5	1,494.1	2,520.8

Benefit from (provision for) income taxes	(65.0)	(166.5)	(67.2)	(381.3)
Income after income taxes	615.2	1,041.0	1,426.9	2,139.5

Profit (loss) related to equity method investments	11.6	20.5	31.3	63.6
Net income	626.8	1,061.5	1,458.2	2,203.1

Basic net income per ordinary share	1.49	2.54	3.46	5.26
Diluted net income per ordinary share	1.49	2.53	3.46	5.25

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	420.9	418.4	421.0	418.9
Diluted	421.7	419.2	421.8	419.6

ASML - Ratios and Other Data

	Three months ended,		Nine months ended,
	Sep 29,	Sep 27,	Sep 29,	Sep 27,
	2019	2020	2019	2020
(unaudited, in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	43.7%	47.5%	42.9%	47.2%
Income from operations as a percentage of net sales	23.0%	30.7%	19.5%	26.2%
Net income as a percentage of net sales	21.0%	26.8%	18.7%	22.7%
Income taxes as a percentage of income before income taxes	9.6%	13.8%	4.5%	15.1%
Shareholders’ equity as a percentage of total assets	58.3%	54.0%	58.3%	54.0%
Sales of lithography systems (in units) [1]	57	60	153	178
Value of booked systems (EUR millions) [2]	5,111	2,868	9,338	7,054
Net bookings lithography systems (in units) [1,2,3]	81	73	176	180
Number of payroll employees in FTEs	22,805	24,749	22,805	24,749
Number of temporary employees in FTEs	1,913	1,451	1,913	1,451

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
3 Our Q3 2019 systems net bookings include 1 DUV system shipped to collaborative Research Center (Imec) in Q3 2019. This system is not recognized in revenue.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Sep 27,
	2019	2020
(unaudited, in millions EUR)

ASSETS
Cash and cash equivalents	3,532.3	3,531.5
Short-term investments	1,185.8	876.3
Accounts receivable, net	1,786.8	2,458.8
Finance receivables, net	564.5	1,855.4
Current tax assets	178.7	265.6
Contract assets	231.0	176.8
Inventories, net	3,809.2	4,613.7
Other assets	842.8	772.7
Total current assets	12,131.1	14,550.8

Finance receivables, net	421.1	349.6
Deferred tax assets	445.3	610.7
Other assets	830.4	961.5
Equity method investments	833.0	918.0
Goodwill	4,541.1	4,541.1
Other intangible assets, net	1,104.4	1,035.4
Property, plant and equipment, net	1,999.3	2,198.3
Right-of-use assets - Operating	205.4	180.1
Right-of-use assets - Finance	118.5	117.9
Total non-current assets	10,498.5	10,912.6

Total assets	22,629.6	25,463.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	4,694.1	4,990.9

Long-term debt	3,108.3	4,626.7
Deferred and other tax liabilities	234.4	209.1
Contract liabilities	1,759.6	1,652.8
Accrued and other liabilities	241.0	241.4
Total non-current liabilities	5,343.3	6,730.0

Total liabilities	10,037.4	11,720.9

Total shareholders’ equity	12,592.2	13,742.5
Total liabilities and shareholders’ equity	22,629.6	25,463.4

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Nine months ended,
	Sep 29,	Sep 27,	Sep 29,	Sep 27,
	2019	2020	2019	2020
(unaudited, in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	626.8	1,061.5	1,458.2	2,203.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	112.4	122.0	325.6	365.4
Impairment	2.0	—	4.7	2.7
Loss on disposal of property, plant and equipment	0.3	0.8	2.3	2.0
Share-based compensation expense	18.0	22.5	45.4	47.7
Allowance for obsolete inventory	46.1	36.3	167.3	114.8
Deferred income taxes	22.5	(110.6)	(119.1)	(150.6)
Equity method investments	(18.6)	(26.1)	(50.9)	(84.8)
Changes in assets and liabilities	(740.1)	(915.3)	(2,145.4)	(2,543.1)
Net cash provided by (used in) operating activities	69.4	191.1	(311.9)	(42.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(185.8)	(212.5)	(461.1)	(669.1)
Purchase of intangible assets	(11.2)	(9.1)	(109.6)	(26.6)
Purchase of short-term investments	(100.3)	(343.7)	(389.1)	(654.7)
Maturity of short-term investments	290.0	408.7	818.7	964.3
Loans issued and other investing	—	(10.0)	—	(10.0)
Net cash provided by (used in) investing activities	(7.3)	(166.6)	(141.1)	(396.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(884.4)	(564.8)
Purchase of shares	(148.4)	—	(218.4)	(507.5)
Net proceeds from issuance of shares	7.4	10.4	20.0	30.0
Net proceeds from issuance of notes, net of issuance costs	—	—	—	1,486.3
Repayment of debt and finance lease obligations	(1.0)	(0.9)	(2.9)	(2.6)
Net cash provided by (used in) financing activities	(142.0)	9.5	(1,085.7)	441.4

Net cash flows	(79.9)	34.0	(1,538.7)	2.5

Effect of changes in exchange rates on cash	4.9	(1.6)	3.7	(3.3)
Net increase (decrease) in cash and cash equivalents	(75.0)	32.4	(1,535.0)	(0.8)

Cash and cash equivalents at beginning of the period	1,661.1	3,499.1	3,121.1	3,532.3
Cash and cash equivalents at end of the period	1,586.1	3,531.5	1,586.1	3,531.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Sep 29,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
	2019	2019	2020	2020	2020
(unaudited, in millions EUR, except per share data)

Net system sales	2,325.6	3,130.7	1,584.0	2,438.6	3,095.6
Net service and field option sales	660.9	905.7	856.6	887.1	862.4
Total net sales	2,986.5	4,036.4	2,440.6	3,325.7	3,958.0

Total cost of sales	(1,680.1)	(2,096.3)	(1,339.2)	(1,722.5)	(2,076.6)
Gross profit	1,306.4	1,940.1	1,101.4	1,603.2	1,881.4

Research and development costs	(492.3)	(516.1)	(544.0)	(566.9)	(534.0)
Selling, general and administrative costs	(128.5)	(147.6)	(130.7)	(131.2)	(131.5)
Income from operations	685.6	1,276.5	426.7	905.1	1,215.9

Interest and other, net	(5.4)	(4.8)	(11.4)	(7.1)	(8.4)
Income before income taxes	680.2	1,271.7	415.3	898.0	1,207.5

Benefit from (provision for) income taxes	(65.0)	(124.5)	(48.5)	(166.4)	(166.5)
Income after income taxes	615.2	1,147.2	366.8	731.6	1,041.0

Profit (loss) related to equity method investments	11.6	(13.1)	23.8	19.4	20.5
Net income	626.8	1,134.1	390.6	751.0	1,061.5

Basic net income per ordinary share	1.49	2.70	0.93	1.79	2.54
Diluted net income per ordinary share	1.49	2.69	0.93	1.79	2.53

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	420.9	420.1	419.0	418.4	418.4
Diluted	421.7	421.1	419.7	419.0	419.2

ASML - Quarterly Summary Ratios and other data

	Sep 29,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
	2019	2019	2020	2020	2020
(unaudited, in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	43.7%	48.1%	45.1%	48.2%	47.5%
Income from operations as a percentage of net sales	23.0%	31.6%	17.5%	27.2%	30.7%
Net income as a percentage of net sales	21.0%	28.1%	16.0%	22.6%	26.8%
Income taxes as a percentage of income before income taxes	9.6%	9.8%	11.7%	18.5%	13.8%
Shareholders’ equity as a percentage of total assets	58.3%	55.6%	53.8%	52.2%	54.0%
Sales of lithography systems (in units) [1]	57	76	57	61	60
Value of booked systems (EUR millions) [2]	5,111	2,402	3,085	1,101	2,868
Net bookings lithography systems (in units) [1,2,3]	81	60	73	34	73
Number of payroll employees in FTEs	22,805	23,219	23,860	24,330	24,749
Number of temporary employees in FTEs	1,913	1,681	1,467	1,482	1,451

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
3 Our Q3 2019 systems net bookings include 1 DUV system shipped to collaborative Research Center (Imec) in Q3 2019. This system is not recognized in revenue.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Sep 29,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
	2019	2019	2020	2020	2020
(unaudited, in millions EUR)

ASSETS
Cash and cash equivalents	1,586.1	3,532.3	2,723.7	3,499.1	3,531.5
Short-term investments	483.8	1,185.8	1,388.1	941.2	876.3
Accounts receivable, net	2,100.7	1,786.8	1,767.4	1,770.0	2,458.8
Finance receivables, net	584.9	564.5	748.7	1,071.5	1,855.4
Current tax assets	339.6	178.7	529.0	360.8	265.6
Contract assets	287.8	231.0	292.1	260.9	176.8
Inventories, net	3,895.0	3,809.2	4,345.3	4,685.6	4,613.7
Other assets	816.2	842.8	905.8	903.5	772.7
Total current assets	10,094.1	12,131.1	12,700.1	13,492.6	14,550.8

Finance receivables, net	588.2	421.1	340.8	444.0	349.6
Deferred tax assets	309.2	445.3	482.3	485.3	610.7
Other assets	951.2	830.4	902.3	929.7	961.5
Equity method investments	969.0	833.0	865.1	891.6	918.0
Goodwill	4,541.1	4,541.1	4,541.1	4,541.1	4,541.1
Other intangible assets, net	1,122.8	1,104.4	1,082.5	1,058.3	1,035.4
Property, plant and equipment, net	1,817.9	1,999.3	2,046.9	2,109.6	2,198.3
Right-of-use assets - Operating	227.2	205.4	197.1	193.0	180.1
Right-of-use assets - Finance	78.5	118.5	119.4	160.9	117.9
Total non-current assets	10,605.1	10,498.5	10,577.5	10,813.5	10,912.6

Total assets	20,699.2	22,629.6	23,277.6	24,306.1	25,463.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,712.5	4,694.1	4,677.4	4,631.3	4,990.9

Long-term debt	3,170.0	3,108.3	3,868.2	4,625.0	4,626.7
Deferred and other tax liabilities	203.6	234.4	262.7	191.3	209.1
Contract liabilities	1,276.5	1,759.6	1,702.6	1,918.1	1,652.8
Accrued and other liabilities	265.5	241.0	241.5	240.6	241.4
Total non-current liabilities	4,915.6	5,343.3	6,075.0	6,975.0	6,730.0

Total liabilities	8,628.1	10,037.4	10,752.4	11,606.3	11,720.9

Total shareholders’ equity	12,071.1	12,592.2	12,525.2	12,699.8	13,742.5
Total liabilities and shareholders’ equity	20,699.2	22,629.6	23,277.6	24,306.1	25,463.4

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Sep 29,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
	2019	2019	2020	2020	2020
(unaudited, in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	626.8	1,134.1	390.6	751.0	1,061.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	112.4	122.9	118.3	125.1	122.0
Impairment	2.0	—	2.7	—	—
Loss on disposal of property, plant and equipment	0.3	0.8	1.0	0.2	0.8
Share-based compensation expense	18.0	29.2	14.9	10.3	22.5
Allowance for obsolete inventory	46.1	54.2	39.3	39.2	36.3
Deferred income taxes	22.5	(80.9)	(24.6)	(15.4)	(110.6)
Equity method investments	(18.6)	107.8	(32.3)	(26.4)	(26.1)
Changes in assets and liabilities	(740.1)	2,220.2	(1,115.7)	(512.1)	(915.3)
Net cash provided by (used in) operating activities	69.4	3,588.3	(605.8)	371.9	191.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(185.8)	(305.5)	(231.5)	(225.1)	(212.5)
Purchase of intangible assets	(11.2)	(9.7)	(10.8)	(6.7)	(9.1)
Purchase of short-term investments	(100.3)	(902.4)	(310.5)	(0.5)	(343.7)
Maturity of short-term investments	290.0	200.3	108.2	447.4	408.7
Loans issued and other investing	—	0.9	0.3	(0.3)	(10.0)
Net cash provided by (used in) investing activities	(7.3)	(1,016.4)	(444.3)	214.8	(166.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(441.3)	—	(564.8)	—
Purchase of shares	(148.4)	(191.6)	(507.5)	—	—
Net proceeds from issuance of shares	7.4	7.2	8.6	11.0	10.4
Net proceeds from issuance of notes, net of issuance costs	—	—	739.8	746.5	—
Repayment of debt and finance lease obligations	(1.0)	(0.9)	(0.9)	(0.8)	(0.9)
Net cash provided by (used in) financing activities	(142.0)	(626.6)	240.0	191.9	9.5

Net cash flows	(79.9)	1,945.3	(810.1)	778.6	34.0

Effect of changes in exchange rates on cash	4.9	0.9	1.5	(3.2)	(1.6)
Net increase (decrease) in cash and cash equivalents	(75.0)	1,946.2	(808.6)	775.4	32.4

Cash and cash equivalents at beginning of the period	1,661.1	1,586.1	3,532.3	2,723.7	3,499.1
Cash and cash equivalents at end of the period	1,586.1	3,532.3	2,723.7	3,499.1	3,531.5

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2019 Integrated Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q4 2020, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2020, expected revenue for full year 2020 and expected growth in 2021, long term growth opportunity, revenue opportunity through 2025, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends and statements with respect to the 2020-2022 share buyback program including the statement that we will resume buybacks. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.